Harris Financial, Inc.
                                      and
                              York Financial Corp.

                      A New Force in Pennsylvania Banking

                                                                  March 28, 2000

                           Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation contains estimates of future operating results for 2000 and beyond for Harris Financial, Inc. and York Financial Corp. on a stand-alone and pro forma combined basis and estimates of financial condition, merger-related expenses and cost savings on a combined basis. These statements are not historical facts and include expressions about management's confidence and strategies and management's expectations about new and existing programs, products, relationships, opportunities, technology and market conditions. Such forward looking statements involve certain risks and uncertainties. Actual results may differ materially from the results discussed in these forward looking statements. Factors that might cause such a difference include, but are not limited to, movements in interest rates, the possibility of disruption in credit markets, successful implementation and integration of Harris Financial, Inc.'s acquisition and the impact of legal and regulatory barriers and structures. Harris Financial, Inc. assumes no obligation for updating such forward-looking statements at any time.

                             Additional Information

A proxy statement soliciting votes of stockholders of York Financial and Harris Financial will be sent by York Financial and Harris Financial to their stockholders at a later date. The proxy statement will contain important information regarding the transaction, and stockholders should read it carefully when it becomes available. The proxy statement, the merger agreement, and registration statement relating to the stock offering will be filed with the Securities and Exchange Commission, and will be available to be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements, and registration statements and other information regarding registrants that file electronically with the SEC, including Harris Financial and York Financial. The statements contained in this document as to the contents of the merger agreement and the transaction are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, the merger agreement, the proxy statement, and the registration statement. The proxy statement will also describe any material interests of officers and directors of Harris Financial and York Financial in the transaction, by security holdings or otherwise.

                               Table of Contents

                            1) Transaction Summary
                            2) Strategic Rationale
                            3) Transaction Economics
                            4) Conclusion

                              Transaction Summary

[GRAPHIC OMITTED]

    [ORGANIZATION CHART OF HARRIS FINANCIAL AND YORK FINANCIAL APPEARS HERE]

                              Transaction Summary

>>   Merger Shares Based on Harris'  Conversion  Appraisal and York's  Resulting
     Ownership:

           Appraisal*                           Consideration
------------------------------   --------------------------------------------
$290 - $342 Million              Fixed Exchange Ratio of 1.725 : 1.0, or
                                 $17.25 per share

Greater than $342 Million        Floating Exchange resulting in 33.8% ownership,
                                 and Shares and Value of more than $17.25 per share

Less than $290 Million           Floating Exchange resulting in 37.6% ownership,
                                 and Shares and Value of less than $17.25 per share

* For purposes of this table, the Appraisal relates to the appraised value of Harris Financial on a stand-alone basis, and does not include shares issued to York shareholders as merger consideration.

                              Transaction Summary

                                                      York Financial Corp.
                                            ------------------------------------
Aggregate Transaction Value:                              $174.35
Price to LTM Earnings:                                     17.6x
Price to Stated Book Value:                               158.84%
Premium to Market (30 Day Average):                        46.8%
Accounting Method:                                      Pooling (1)
Structure:                                             100% Stock (1)
Lock-Up Option:                                            19.9%
Expected Closing:                                    4th Quarter, 2000
Due Diligence:                                           Completed

Note: Pricing ratios assume York shareholders receive $17.25 per share. As described on the previous page, the actual price received may be less than $17.25 per share.
(1) Under certain circumstances the transaction will utilize purchase accounting and include a cash component.

Harris "Second Step" Conversion

>> To facilitate the transaction, Harris will undergo a "second step" conversion

>> Harris will sell to the public the 76% (before dividend waiver adjustment) ownership stake held by Harris Financial, MHC

>>   Shares will be offered to the depositors via a subscription offering

>> Any remaining shares from subscription offering will be sold through a community offering, syndicated community offering and/or underwriting.

>> Harris' current shareholders will receive shares in the New Holding Company in exchange for the shares they currently own

                             Timing Considerations

>>   Pooling of interests accounting may be eliminated after this year

>> Management believes that the weak thrift equity market allows Harris to offer their MHC shares at a value with upside potential, although there can be no assurances in this regard

                              Strategic Rationale

>>   Extends Harris' Franchise into Attractive Market Area

>>   Significant cost savings opportunities are available

>>   Like Harris, York has shifted to a commercial banking operating philosophy

>>   Creates a $4.5 billion asset,  strongly  capitalized  bank holding  company
     with  the  scale  and   capacity  to   participate   in  further   industry
     consolidation

                     Strategic Reasons for the Combination
                             Attractive Market Area

>> A merger with York would enhance Harris' franchise in the York Market with significant market share.

>> The demographics for the primary county (York) in which York operates is compatible with those in which Harris presently operates

          Historical population growth ('90-'99) significantly exceeds that of Harris' primary Pennsylvania counties.

          York is in close proximity to Baltimore and shares in its growth and prosperity.

                      Strategic Reason for the Combination
                             Attractive Market Area

                       [MAP OF MARKET AREA APPEARS HERE]


                      Strategic Reason for the Combination
                             Attractive Market Area

                                                                                     Pennsylvania
                                         ------------------------------------------------------------------------------------
                                            Cumberland            Dauphin          Lancaster         Lebanon          York
                                         -------------------  -----------------  ---------------  ---------------  ----------
Median Household Income                             46,869           43,797           44,912          41,018         41,395
5 Year Projected Growth                             14.46%           16.13%           11.69%          13.97%          8.12%
5 Year Projected Growth                             21.40%           22.71%           18.29%          22.61%         15.71%
     in Per Capita Income

HARS Market Share/(Rank in County)               13.34% (3)       14.46% (2)       3.33% (11)       8.65% (5)     1.39% (12)
YFED Market Share/(Rank in County)                5.89% (7)       1.53% (12)       0.55% (16)       NA            18.47% (2)
Pro Forma Market Share/(Rank in County)          19.23% (2)       15.99% (2)        3.88% (9)       8.65% (5)     19.86% (2)
Pro Forma Branches                                 16                 11              7                    2             19


                                                              Maryland
                                         ----------------------------------------------
                                                 Harford               Washington
                                         ------------------------  --------------------
Median Household Income                               50,191                36,175
5 Year Projected Growth                                5.08%                 6.58%
5 Year Projected Growth                               14.46%                15.80%
     in Per Capita Income

HARS Market Share/(Rank in County)                     NA                8.72% (6)
YFED Market Share/(Rank in County)                 2.98% (10)               NA
Pro Forma Market Share/(Rank in County)            2.98% (10)             8.72% (6)
Pro Forma Branches                                   2                       4

Strategic Reasons for the Combination
Strong Market Share in 5 County Market Area

                                                                                                    Total     Market
                                                                                                 Deposits      Share
  Rank    Holding Company                                        State         Branches            ($000s)        (%)
---------------------------------------------------------------------------------------------------------------------
    1     ALLIED IRISH BANKS                                     FO                  76         3,152,877      18.44
          -----------------------------------------------------------------------------------------------------------
          HARRIS FINANCIAL / YORK FINANCIAL                      PA                  56         2,270,587      13.27
          -----------------------------------------------------------------------------------------------------------
    2     FULTON FINANCIAL CORP.                                 PA                  58         2,018,937      11.81
    3     FIRST UNION CORP.                                      NC                  38         1,193,119       6.98
    4     HARRIS FINANCIAL MHC                                   PA                  33         1,178,890       6.89
    5     STERLING FINANCIAL CORP.                               PA                  36         1,099,961       6.43
    6     YORK FINANCIAL CORP.                                   PA                  23         1,091,697       6.38
    7     MELLON FINANCIAL CORP.                                 PA                  32           927,558       5.42
    8     SUSQUEHANNA BANCSHARES INC.                            PA                  37           869,725       5.09
    9     PNC BANK CORP.                                         PA                  25           867,052       5.07
   10     KEYSTONE FINANCIAL INC.                                PA                  29           580,030       3.39

Note: Deposits as of June 30, 1999. Includes all pending and completed transactions through March 23, 2000.

                             Transaction Economics

>> Management believes that the Merger, exclusive of the "second step" offering, is accretive to Harris' minority shareholders earnings based on conservative, achievable cost savings and no revenue enhancements

>> Management believes that on a Per Share Equivalent Basis, York shareholders will incur significant accretion in earnings and book value.

>> Substantial Revenue Enhancement Opportunities Exist but are not factored into our Synergies

>> Cost Saving of $10.4 million pre-tax, or 35% of latest twelve months operating expenses are anticipated

>>   Merger Related Charges of $9.0 Million pre-tax are anticipated

Revenue Enhancement Opportunities

>> Increased capability to generate higher yielding commercial bank type earning assets through York's experienced lending personnel and loan generating capabilities;

>>   Expand on York's strong presence in mortgage banking:

          Originates loans in 11 states in the Mid-Atlantic region (primarily PA, MD and VA);

          Services $500 million of loans for others.

>>   Expand on Combined Company's Non-Interest Income Businesses:

          Title Insurance Agency;

          Discount Brokerage;

          Life Insurance Agency;

          Venture Capital/Small Business Investment Company.

                         Expected Pre-Tax Cost Savings
                                ($ in Millions)


                                              Pre-Tax
                                             Cost Savings
                                       -------------------------
Personnel                                         $6.8
PP&E                                               0.6
Data Processing                                    1.5
Marketing                                          1.0
Other                                              0.5
                                       ----------------
   Total Expected Cost Savings                   $10.4

                           Expected One-Time Charges
                                ($ in Millions)

                                                         Pre-Tax
                                                          Charge
                                                  -----------------------
Severance, SERP & Stay Bonuses                                      $2.4
Deconversion & Residual Write-Off                                    2.3
Professional & Investment Banking Fees                               3.0
Other                                                                1.4
                                                  -----------------------
     Total Expected Restructuring Charge                             $9.0

Pro Forma Balance Sheet

                                            December 31, 1999
                    ------------------------------------------------------------
                                                  Estimated         Pro Forma
                       Harris         York      Net Proceeds*       Combined
                    -----------  ------------ -----------------  ---------------
Total Assets           $2,691      $1,651         $208                $4,512
Securities              1,258         369          208                 1,834
Loans                   1,270       1,160                              2,430

Total Deposits          1,374       1,103                              2,477
Total Capital             169         109          208                   479

* Actual proceeds will vary significantly based upon final valuation. Management makes no representations as to the final valuation, which will be based on an independent appraisal. Additional information regarding the appraisal will be included in the proxy statement and registration statement that will be filed at a later date (See "Additional Information" on earlier page).

                              Pro Forma Management

Board of Directors
------------------

>>   17 Members (10 Harris, 7 York)

>>   Co-Chairman of the Boards: Charles Pearson and Robert W. Pullo

Management
----------

>>   President & CEO: Charles Pearson

>>   The remainder of the combined management team to be announced

                                    Advisors

>>   Harris Financial, Inc.

          Ryan, Beck & Co., Inc. - Financial Advisor in connection with the merger and lead manager for second step conversion offering

          Luse Lehman Gorman Pomerenk & Schick, P.C. - Legal Advisor

>>   York Financial Corp.

          Advest Inc. - Financial Advisor in connection with the merger

          Breyer & Associates PC - Legal Advisor

                                   Conclusion

>>       Attractive Combined Banking Franchise


          Attractive Markets


          Creates $4.5 billion asset,  strongly capitalized bank holding company
          with  scale  and   capacity  to   participate   in  further   industry
          consolidation

>>   Management  believes  the  Merger is  attractive  to  Shareholders  of Both
     Companies


          Accretive to Earnings and Book Value


          Attractive Pricing

          Management believes that the combined Company should out-perform Harris on a stand-alone second-step basis - which management believes will enhance shareholder value